Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 26, 2025

Relating to Preliminary Prospectus dated October 6, 2025

Registration No. 333-290400

This free writing prospectus should be read together with the issuer’s registration statement on Form S-1 (File No. 333-290400) (including the prospectus therein), as amended. The following information supplements and updates the information contained in the registration statement.

MapLight Therapeutics Announces Pricing of Initial Public Offering

SAN FRANCISCO AND BOSTON, OCTOBER 26, 2025 – MapLight Therapeutics, Inc., a clinical-stage biopharmaceutical company focused on improving the lives of patients suffering from debilitating central nervous system disorders, today announced the pricing of its initial public offering of 14,750,000 shares of common stock at an initial public offering price of $17.00 per share. In addition, MapLight has granted the underwriters a 30-day option to purchase up to an additional 2,212,500 shares of common stock at the initial public offering price, less underwriting discounts and commissions.

In addition to the shares sold in the initial public offering, MapLight announced a concurrent sale of 476,707 shares of common stock at the initial public offering price per share in a private placement to affiliates of Goldman Sachs & Co. LLC, including certain investment funds managed by Goldman Sachs & Co. LLC. The sale of the shares of common stock in the private placement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”). The gross proceeds to MapLight from the initial public offering and the concurrent private placement, without giving effect to the underwriters’ option to purchase additional shares and before deducting underwriting discounts and commissions and offering expenses, are expected to be $258.9 million. All of the shares of common stock are being offered by MapLight.

The shares are expected to begin trading on the Nasdaq Global Market on October 27, 2025 under the symbol “MPLT.” The offering is expected to close on October 28, 2025, subject to customary closing conditions.

Morgan Stanley, Jefferies, Leerink Partners and Stifel are acting as joint book-running managers for the offering.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, and became automatically effective on October 25, 2025 pursuant to Section 8(a) of the Securities Act. The offering of the shares is being made only by means of a prospectus. Copies of the final prospectus relating to the offering may be obtained, when available, from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by email at syndprospectus@stifel.com.

The concurrent private placement is also scheduled to close on October 28, 2025, subject to the satisfaction of customary closing conditions. The closing of the private placement is contingent and conditioned upon consummation of the initial public offering. However, the closing of the initial public offering is not contingent on the consummation of the concurrent private placement.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of that state or jurisdiction.

About MapLight

MapLight Therapeutics is a clinical-stage biopharmaceutical company focused on improving the lives of patients suffering from debilitating central nervous system disorders. The company was founded by globally recognized leaders in psychiatry and neuroscience research to address the lack of circuit-specific pharmacotherapies available for patients. MapLight’s lead product candidate, ML-007C-MA, is an oral, extended-release, fixed-dose combination of an investigational M1/M4 muscarinic agonist, ML-007, co-formulated with a peripherally acting anticholinergic. ML-007C-MA is currently being evaluated in Phase 2 clinical trials for the treatment of schizophrenia and Alzheimer’s disease psychosis.

Forward-Looking Statements

This press release includes certain disclosures that contain “forward-looking statements,” including, without limitation, statements regarding MapLight’s expectations regarding the commencement of trading of its shares on the Nasdaq Global Market, the completion and timing of the closing of the offering and the concurrent private placement and the anticipated gross proceeds from the offering and the concurrent private placement. Forward-looking statements are based on MapLight’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include risks and uncertainties related to the satisfaction of customary closing conditions and the completion of the offering and the private placement, and the risks inherent in biopharmaceutical product development and clinical trials. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the offering to be filed with the Securities and Exchange Commission. Forward-looking statements contained in this press release are made as of this date, and MapLight undertakes no duty to update such information except as required under applicable law.

For investor inquiries: investors@maplightrx.com

For media inquiries: media@maplightrx.com

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. This registration statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1770069/000119312525231829/d90027ds1a.htm. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the preliminary prospectus if you request it from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by email at syndprospectus@stifel.com.